May 22, 2019

Michael Chan
Chief Financial Officer
TEXTAINER GROUP HOLDINGS LTD
16 Par-La-Ville Road
Hamilton HM 08 Bermuda

       Re: TEXTAINER GROUP HOLDINGS LTD
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 25, 2019
           File No: 1-33725

Dear Mr. Chan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction